EXHIBIT 99.1

HEXO Announces Refreshed Board of Directors; Reaches Agreement with Adam Arviv

  Arviv to nominate candidates Mark Attanasio and Rob Godfrey

  HEXO to reduce size of board to seven members, with Arviv retaining right to nominate eighth member following the Company's upcoming shareholder meeting

GATINEAU, Quebec, Feb. 22, 2022 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the “Company") today announced that it has entered into a transition agreement (the “Agreement”) with Adam Arviv and his fund, Kaos Capital, to refresh the Company’s board of directors (the “Board”), effective immediately. The new Board will stand for election at the Company’s upcoming annual and special meeting of shareholders to be held on March 8, 2022 (the “Meeting”).

The new Board is composed of seven directors, all of whom are independent, being: Mark Attanasio (Chair), Rose Marie Gage (Vice-Chair and Chair of the ESG Committee), Vincent Chiara, Hélène F. Fortin (Chair of the Audit Committee), Rob Godfrey, Peter Montour and William Montour. The Company has also agreed to appoint an eighth director to the Board and reasonably acceptable to the Board after the Meeting.

As part of the changes today, John Bell has also announced that he has decided to step down as Chair of the Board of Directors, effective immediately. HEXO would like to thank John Bell for stewarding the company through this transition period.

“HEXO has built a reputation as a leader in the cannabis sector and will continue to pave the way as the industry evolves,” said Scott Cooper, CEO of HEXO. “I look forward to working with the refreshed board as we build the company’s next chapter and deliver on the Path Forward.”

“We’ll work closely with the management team as they continue to fast-track the Company’s path to becoming a cash flow positive business,” noted Arviv. Arviv, through his fund Kaos Capital, currently owns approximately three per cent stake of HEXO's outstanding shares. Adam Arviv and his affiliates have agreed to support the refreshed board slate at the Meeting.

In connection with the terms of the Agreement, the Company confirms certain changes to the nominees for election to the Board to be considered at the Meeting, as described in the Company’s management information circular dated February 3, 2022 (the Circular). In connection with the Agreement, John Bell, Emilio Imbriglio, Adam Miron and Scott Cooper (the Resigning Directors) have resigned from the Board effective today and Mark Attanasio, Rob Godfrey (the New Directors) and Hélène F. Fortin have been appointed to the Board.

The Circular contemplates the nomination for election to the Board at the Meeting of Messrs. Bell and Cooper. Pursuant to the Agreement, the Company is pleased to confirm that the New Directors will now be nominated to stand for election to the Board at the Meeting in place of Messrs. Bell and Cooper.

The details of the New Directors who will stand for nomination to the Board at the Meeting in place of the Resigning Directors are set out below. Ms. Fortin’s details are set out in the Circular:

Mark Attanasio
Age: 45
Residency: Ontario, Canada
Principal occupation for the past five years: Director of Nocera Investment Corp. (2015 – Present)

Mark Attanasio is currently a director of Nocera Investment Corp, a private investment fund focused on high growth venture companies. Mr. Attanasio also serves a director of GhostRetail. Mr. Attanasio began his career as a Chartered Accountant and spent four years at PricewaterhouseCoopers LLP in Audit and Advisory Services. He spent 11 years at National Bank Financial, starting in the M&A group, then served four years as Director of Global Equity Derivatives, where he managed a proprietary trading portfolio of bank capital. In 2014, he was hired by Dundee Corporation as Executive Vice President, Merchant Banking, overseeing a portfolio of investments in multiple sectors. From there, he was appointed President of Dundee Capital Markets, where he managed all aspects of the capital markets business. Mark then led a management buyout of Dundee Capital Markets and became co-founder and CEO of Eight Capital, formerly known as Dundee Capital Markets. Mark Attanasio graduated from the University of British Columbia with a Bachelor of Science. He holds the CA and CPA accountancy designations. Mark Attanasio does not beneficially own, or control or direct, directly or indirectly, any shares of the Company.

Rob Godfrey
Age: 49
Residency: Ontario, Canada
Principal occupation for the past five years: President of Brown Lab Industries Inc. (2002 – Present); President & Chief Executive Officer of Vector Health Laboratories Ltd. (2021 – Present)

Rob Godfrey is the President of Brown Lab Industries Inc., a consulting and property management company, and is the President and CEO of Vector Health Labs, a laboratory services company. Mr. Godfrey also serves as a director of Bragg Gaming Group Inc., a publicly-traded company on the TSX and is Chairman of Kings Entertainment Group Inc., a publicly-traded company on the CSE. Mr. Godfrey oversees two portfolio companies: Qwatro USA and UrbanDog Holdings. In addition, Mr. Godfrey is active in Brown Lab’s real estate activities including the management of commercial and industrial properties in Ajax, Etobicoke and Toronto. Mr. Godfrey's previous work experience includes Senior Vice President of the Toronto Blue Jays Baseball Club, President of the Toronto Phantoms Arena Football Team and Associate at TD Securities. Mr. Godfrey holds a BA from the University of Western Ontario, and a JD/MBA from Pepperdine University in California. Mr. Godfrey does not beneficially own, or control or direct, directly or indirectly, any shares of the Company.

Additional Information Concerning the New Directors

Based on information provided by each New Director, none of the New Directors: (a) is, at the date of this release, or has been within the previous 10 years, a director, chief executive officer or chief financial officer of any company that, while acting in that capacity (i) was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days (an "order"), or (ii) was subject to an order that was issued after such New Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such New Director was acting in the capacity as director, chief executive officer or chief financial officer; (b) is, at the date of this release, or has been within the previous 10 years, a director or executive officer of any company that, while such New Director was acting in that capacity, or within a year of the New Director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) within the previous 10 years has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such New Director.

Based on information provided by each respective New Director, none of the New Directors have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a New Director.

Based on information provided by each respective New Director, none of the New Directors or their respective associates or affiliates have: (a) any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries; or (b) any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors.

Shareholder Meeting Details

The Circular has been mailed to shareholders and is available for viewing on SEDAR. Except as described above, the Circular remains unchanged from the version that was mailed to the shareholders of the Corporation and previously filed on SEDAR.

The Circular and form of proxy previously distributed to registered shareholders in connection with the Meeting confers discretionary authority upon management (or other person designated as proxy therein) to vote on amendments or variations of matters coming before the Meeting. Management intends to rely on the discretionary authority granted in the Circular and form of proxy to vote FOR the election of the New Directors to the Board, along with the other nominees named in the Circular (other than the Resigning Directors).

If a registered shareholder has submitted a management proxy and does not wish the proxy to be voted in this manner, they may revoke their proxy at any time prior to using it: (a) by depositing an instrument in writing, including another completed form of proxy, executed by such registered shareholder or by his, her or its attorney authorized in writing or by electronic signature or, if the registered shareholder is a corporation, by an authorized officer or attorney thereof at, or by transmitting by facsimile or electronic means, a revocation signed, subject to the Business Corporations Act (Ontario), by electronic signature, to the head office of the Company, located at 120 Chemin de la rive, Gatineau, Québec, J8M 1V2, at any time prior to 5:00 p.m. (EST) on the last business day preceding the day of the Meeting or any adjournment or postponement thereof; or (b) in any other manner permitted by law.

If a non-registered or beneficial shareholder wishes to revoke their previously given voting instructions, they must contact the broker or other intermediary that they provided their voting instruction forms to and comply with any and all applicable requirements of such broker or intermediary. A broker or other intermediary may not be able to revoke voting instructions if it receives insufficient notice of revocation, and any non-register shareholder wishing to revoke their voting instructions should contact such broker or intermediary in sufficient time to ensure that their revocation of voting instructions is received.

If as a registered shareholder you use your control number to access the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided with the opportunity to vote by online ballot on the matters put forth at the Meeting

If you have any questions about any of the information in the Circular or this press release or require assistance in completing your form of proxy or voting instruction form, please consult your financial, legal, tax and other professional advisors or the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-229-8263 (toll-free in North America) or at 1-416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("Forward-Looking Statements"). Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

This press release should be read in conjunction with the management's discussion and analysis ("MD&A") and unaudited condensed consolidated interim financial statements and notes thereto as at and for the three months ended October 31, 2021. Additional information about HEXO is available on the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company's Annual Information Form for the year ended July 31, 2021 dated October 29, 2021.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For further information, please contact:

Investor Relations:

invest@hexo.com
www.hexocorp.com

Media Relations:

(819) 317-0526
media@hexo.com

KAOS Capital Media Contact:

Wojtek Dabrowski

wojtek@providentcomms.com
647-825-5009